UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Iris Social Stock App INC.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    September 8, 2020

Physical Address of Issuer:

1427 7th Street, 206, Santa Monica, CA, 90401, United States

Website of Issuer:

https://www.iris.finance

Current Number of Employees:

7

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$1,795,764	$2,326,267
Cash & Cash Equivalents	$1,541,064	$2,286,900
Accounts Receivable	$0	$0
Short-term Debt	$2,034	$0
Long-term Debt	$0	$0
Revenues/Sales	$30,577	$848
Cost of Goods Sold	$75,319	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(1,043,425)	$(714,477)

Table of Contents


May 1, 2023

Iris Social Stock App INC.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Iris Social Stock App INC. ("**Iris,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.iris.finance no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is May 1, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Brian Schardt
_____
(Signature)

Brian Schardt
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Brian Schardt
_____
(Signature)

Brian Schardt
_____
(Name)

Director
_____
(Title)

May 1, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 1, 2023

Iris Social Stock App INC.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Iris Social Stock App INC. offers a social stock market application. The Company was incorporated in Delaware as a corporation on September 8, 2020.

The Company is located at 1427 7th Street, 206, Santa Monica, CA 90401, United States.

The Company's website is https://www.iris.finance.

The Company is headquartered and qualified to conduct business in California. The Company also sells its services through the Internet and throughout the United States and internationally.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

Iris Social Stock App INC. offers a mobile social stock market application that allows users to connect their brokerage accounts and share real-time trade and portfolio information with family, friends and influencers to see their investment choices, watch their trades, understand their market appetite and actively engage in conversation, all in real time. The Company's application creates communities around portfolios, sitting at the unique intersection of technology, social media and finance.

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our vendors may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on our Co-Founders: (i) Brian Schardt, Chief Executive Officer and Chief Technology Officer; (ii) Chris Josephs, Head of Growth; (iii) Aaron Langley, Engineering; and (iv) Scott Schardt, Engineering. The Company does not have an employment agreement with any of its Co-Founders and there are no assurances that any or all of them will continue to be employed by the Company for a particular period of time. The loss of any of our Co-Founders, or any other executive officer or key employee, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. Federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product offerings or our sales growth. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales opportunities and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Iris Social Stock App INC. offers a mobile social stock market application that allows users to connect their brokerage accounts and share real-time trade and portfolio information with family, friends and influencers to see their investment choices, watch their trades, understand their market appetite and actively engage in conversation, all in real time. The Company's application creates communities around portfolios, sitting at the unique intersection of technology, social media and finance.

Business Plan

The Company plans to significantly expand its business by increasing its sales and marketing efforts and focusing on new markets and products. Any capital we raise, will empower us to expand our workforce, increase sales and focus on new markets as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Iris Social Stock App	Allows users to connect their brokerage accounts and share real-time trade and portfolio dates with family and friends	Direct to consumer

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our key competition are other social stock platforms, such as Commonstock which is primarily focused on established investor demographics, and Finary.io which is focused on creating finance influencer tools (currently in pre-product stage). Additionally, Wolf Financial is developing a social stock platform that currently is in beta testing.

Customer Base

Our customer base primarily consists of Generation Z and Millennial customers.

Supply Chain

Although the Company may use third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations.

Intellectual Property

The Company currently does not have any registered patents or trademarks. All intellectual property is in the form of trade secrets and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the "iris.finance" domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Brian Schardt	Co-Founder, Chief Executive Officer, Chief Financial Officer, Chief Technology Officer and Director	Iris Social Stock App, CEO, August 2020-Present, Responsible for all CEO and CTO functions; Warner Music Group, Associate Director of Engineering, 2019-2020; PwC, Tech Lead/Software Architect-Manager, 2018-2019; Walmart Labs, Senior Software Engineer, 2018	Thomas Aquinas College, B.A., Philosophy and Mathematics, 2016
Chris Josephs	Co-Founder and Head of Growth	Iris Social Stock App, Head of Growth, August 2020-Present, Responsible for marketing and user growth; Customsportssleeves, Co-Founder and President, 2017-2020	Villanova University, B.S., Finance, 2018
Aaron Langley	Co-Founder and Software Engineer	Iris Social Stock App, Software Engineer, October 2020-Present, Full stack engineer Glidewell Dental, Software Engineer, 2020 Parcel Pending, Software Engineer, 2018-2020	Thomas Aquinas College, B.A., Liberal Arts and Sciences/ Liberal Studies, 2017
Scott Schardt	Co-Founder and Software Engineer	Iris Social Stock App, Software Engineer, October 2020-Present, Full stack engineer PennyMac Loan Services, Software Developer, 2020 BayTech Consulting, Software Developer, 2019-2020 Free-Lance Jr. Software Engineer, 2018-2019	Thomas Aquinas College, B.A., Mathematics and Philosophy, 2017

Biographical Information

Brian Schardt: Brian developed a love for business in high school when he started selling violins online. He paired an efficient Chinese manufacturing process, with his custom violin designs to produce an amazingly high-quality instrument for a fraction of the cost. By working with Lindsey Stirling (the largest YouTube violinist) to market the violins to the masses, he grew Inova Sound into a successful business, all before graduating high school. Further, Brian's zest for programming video games and learning software engineering early led him to start a crowdfunding website that was acquired while he was in college. This passion for engineering also led him to work for a smart locker startup, Parcel Pending. In his first 2 weeks on the job, Brian successfully built critical product features that the company estimated would cost $3M and many months to develop. Prior to Iris, Brian led PwC's technology startup branch, New Ventures. At 23, and as one of the youngest managers at PwC, he developed a customized derivative trading tool for large clients like Bank of America and Cargill, with a specialized focus on security and reporting. His love for the stock market and his experience with difficulties talking about investing in a transparent way with his family and friends led him to found Iris.

Chris Josephs: Chris holds a Bachelors' degree in Finance and Marketing from Villanova University. After working in the finance industry out of college, he quit his job to pursue entrepreneurship and founded a Sports Compression Company. He is an expert in brand storytelling and building strategic partnerships, and he leads Iris' growth initiatives.

Aaron Langley: Aaron holds a B.A. in Liberal Arts (focused on Math and Philosophy) which served as a foundation for his engineering career in the commercial IoT/Robotics industry. Aaron spent 3 years leading the development of large-scale consumer and business-facing IoT products before joining Brian, his good friend and college roommate, to help lead the development of Iris. Aaron embraces the idiosyncrasies of online investing forums like WallStreetBets and wants to bring the best of what they offer to Iris.

Scott Schardt: Scott's goal is to flip the dynamic of the retail trader engagement with the market on its head. He is a one of the founding engineers on the Iris team and is passionate about building a quality product.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 15,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). Of this amount, 1,124,445 shares of Common Stock were reserved for issuance under the Iris Social Stock App INC. 2021 Stock Plan. At the filing of this Form C-AR, 9,681,667 shares of Common Stock are issued and outstanding (including 115,000 shares of Common Stock issued under the Company's 2021 Stock Plan), a portion of which remain subject to vesting requirements. Additionally, the Company has 33,962 options to purchase Common Stock outstanding and 975,483 shares of Common Stock available for issuance either as option or restricted stock awards pursuant to the Company's 2021 Stock Plan.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,681,667*
Par Value Per Share	0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*A portion of these shares of Common Stock remain subject to vesting requirements.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	33,962
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Amount	$100,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $1.5 million and Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Amount	$559,000*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $7 million
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*In June 2021, four of the six SAFEs, representing an aggregate face value of $34,000, were cancelled to eliminate the discount only terms of such SAFEs. These SAFEs were replaced for the same face value by new SAFEs which provided for the same valuation cap only of $7 million as the other two SAFEs had.

Type	SAFE (Simple Agreement for Future Equity)
Face Amount	$45,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $15 million
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Amount	$40,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $20 million
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Amount	$1,800,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $15 million; Pro-rata Rights; Information Rights; Board Observer Status
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$766,897
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $20,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

The Company has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$40,000	1	General Working Capital	June 24, 2021	Section 4(a)(2)
Restricted Common Stock	$115	115,000	N/A	February 3, 2021; May 20, 2021; July 1, 2021; July 7, 2021	Rule 701
SAFE (Simple Agreement for Future Equity)	$45,000	2	General Working Capital	June 8, 2021; June 9, 2021	Section 4(a)(2)
Restricted Common Stock	$1,000	10,100,000	N/A	April 9, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)*	$559,000	6	Product Research & Development, Staffing and General Working Capital	October 9, 2020; January 4, 2021; January 11, 2021 January 29, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$100,000	1	Product Research & Development, Staffing and General Working Capital	December 7, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$1,800,000	1	Product Research & Development, Staffing and General Working Capital	November 17, 2021; December 17, 2021	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$766,897	1,325	Product Research & Development, Staffing and General Working Capital	January 1, 2022	Reg. CF
Option to Purchase Common Stock	N/A	33,962	N/A	January 1, 2022	Rule 701

* In June 2021, four of the six SAFEs, representing an aggregate face value of $34,000, were cancelled to eliminate the discount only terms of such SAFEs. These SAFEs were replaced for the same face value by new SAFEs which provided for the same valuation cap only of $7 million as the other two SAFEs had.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Brian Schardt	8,000,000 shares of Common Stock	82.63%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Iris Social Stock App INC. (the "**Company**") was incorporated on September 8, 2020 under the laws of the State of Delaware, and is headquartered in Santa Monica, California.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2023, the Company had an aggregate of approximately $2,777,000 in cash and cash equivalents, leaving the Company with over 36 months of runway.

Liquidity and Capital Resources

In January 2022, the Company completed an offering pursuant to Regulation CF and raised $766,897.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) Brian Schardt, the Company's CEO, President and Treasurer, provided an unsecured loan to the Company in the amount of $58,000. Such loan bears no interest rate and has no maturity date. See "**Outstanding Debt**."

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
May 1, 2023

Iris Social Stock App INC.



Iris

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 WF Checking (5386)	1,538,566.88
10200 Stripe	94.98
10300 Paypal	0.00
10400 Alpaca Markets	2,402.40
Total Bank Accounts	**$1,541,064.26**
Other Current Assets	
15100 Apaca held for trading	37,692.96
15110 Securities Fair Value Adjustment	2,233.84
Total 15100 Apaca held for trading	**39,926.80**
Total Other Current Assets	**$39,926.80**
Total Current Assets	**$1,580,991.06**
Fixed Assets	
14100 Capitalized Mobile App Costs	0.00
14110 Contractors - Mobile App Dev	198,587.38
Total 14100 Capitalized Mobile App Costs	**198,587.38**
14200 Hardware - Computers / Mobile	22,836.22
14210 A/D - Hardware	-6,650.00
Total 14200 Hardware - Computers / Mobile	**16,186.22**
Total Fixed Assets	**$214,773.60**
TOTAL ASSETS	**$1,795,764.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
21400 Due to Investors	-35,000.00
21600 Payroll Liabilities	22,605.31
21700 Deferred Revenue	10,360.44
Total Other Current Liabilities	**$ -2,034.25**
Total Current Liabilities	**$ -2,034.25**
Total Liabilities	**$ -2,034.25**
Equity	
32100 APIC - Officer - Brian S	50,000.00
32200 Officer's Pay & Personal Expenses	-1,168.00

Iris

Balance Sheet

As of December 31, 2022

	TOTAL
32300 SAFEs	0.00
32310 SAFE - Ephraim J	15,000.00
32320 SAFE - Kevin B	2,000.00
32325 SAFEs - Incline	400,000.00
32330 SAFE - Margaret Wynne	40,000.00
32335 SAFEs - Keith W	5,000.00
32340 SAFE - Maria B	7,000.00
32350 SAFE - NextFund	1,800,000.00
32355 SAFE - Scotty Sire	25,000.00
32360 SAFE - Nomad	300,000.00
32365 SAFEs - Aditya L	100,000.00
32370 SAFE - Path	125,000.00
32380 SAFE - Republic.com	700,119.35
32390 SAFE - Robert Ross	20,000.00
32395 SAFE - Ryan J	5,000.00
Total 32300 SAFEs	**3,544,119.35**
38000 Opening Balance Equity	-16,242.99
39000 Retained Earnings	-735,483.67
Net Income	-1,043,425.78
Total Equity	**$1,797,798.91**
TOTAL LIABILITIES AND EQUITY	**$1,795,764.66**

Iris

Profit and Loss

January - December 2022

	TOTAL
Income	
41000 Sales of Product Income	0.00
41100 Iris Autopilot Subscription	28,589.30
41110 Iris Gold	5,123.54
41130 Substack Newsletter	5,354.97
41140 Discounts Given	-6,987.33
41150 Refunds	-1,503.23
Total 41000 Sales of Product Income	**30,577.25**
Total Income	**$30,577.25**
Cost of Goods Sold	
50000 Cost of Goods Sold	0.00
51000 Stripe Fees	3,220.75
51200 Cost of infrastructure	72,099.05
Total 50000 Cost of Goods Sold	**75,319.80**
Total Cost of Goods Sold	**$75,319.80**
GROSS PROFIT	**$ -44,742.55**
Expenses	
61000 Sales & Marketing	0.00
61100 Advertising & Marketing	28,167.63
Total 61000 Sales & Marketing	**28,167.63**
62000 Payroll Expenses	0.00
62100 Salaries	742,943.52
62200 Bonus	1,000.00
62300 Health Benefits	63,876.41
62400 Taxes	40,025.89
62500 Fees	1,339.00
62600 401k Payments	32,468.44
Total 62000 Payroll Expenses	**881,653.26**
70000 General and administrative	342.88
71000 Professional Fees	0.00
71100 Accounting and Finance	2,600.00
71200 Legal	39,327.73
71500 Mainstreet Agency fees	8,062.41
Total 71000 Professional Fees	**49,990.14**
72000 Travel & Entertainment	0.00
72200 Transportation	488.00
72300 Hotel	4,494.19
Total 72000 Travel & Entertainment	**4,982.19**
73000 Software	23,667.83
73500 Business Subscriptions	593.80

Iris

Profit and Loss

January - December 2022

	TOTAL
74000 Occupancy	0.00
74100 Rent expense	48,899.57
74500 Meals & Entertainment	2,576.39
74600 Workers Comp Insurance	198.96
74700 Insurance	2,695.02
Total 74000 Occupancy	**54,369.94**
75000 Bank Charges & Fees	252.07
75100 Merchant Account Fees	0.00
75110 Paypal Fee	24.95
75120 Trading Fees	1.72
Total 75100 Merchant Account Fees	**26.67**
75200 Licenses & Fees	160.00
75300 Team Building	4,337.02
Office Expense	-5.00
Total 70000 General and administrative	**138,717.54**
Total Expenses	**$1,048,538.43**
NET OPERATING INCOME	**$ -1,093,280.98**
Other Income	
76100 Tax Credits	51,980.73
83100 Unrealized Gain	335.55
83200 Realized Gain (Loss)	1,898.29
84000 Dividend Income	137.61
Total Other Income	**$54,352.18**
Other Expenses	
82100 Depreciation & Amortization	4,451.45
83400 Interest	45.53
Total Other Expenses	**$4,496.98**
NET OTHER INCOME	**$49,855.20**
NET INCOME	**$ -1,043,425.78**